Exhibit 23.2
Consent of Independent Auditors

The Board of Trustees
Industrial Property Trust:
We consent to the incorporation by reference in the registration statement No. 333-194656 on Form S-8 of Industrial Property Trust (formerly known as “Industrial Property Trust Inc.”) of our report dated February 21, 2020, with respect to the consolidated balance sheets of Build-To-Core Industrial Partnership I LP as of December 31, 2019 and 2018, the related consolidated statements of operations, changes in partners’ capital, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes and financial statement schedule III (collectively, the “consolidated financial statements”), which report appears in the December 31, 2019 annual report on Form 10-K of Industrial Property Trust.

/s/ KPMG LLP

Denver, Colorado
March 6, 2020